Exhibit 3.2

SECOND AMENDMENT TO THE AMENDED AND RESTATED BYLAWS, AS AMENDED

APPROVED BY THE BOARD OF DIRECTORS OF

ACTINIUM PHARMACEUTICALS, INC.

EFFECTIVE AS OF NOVEMBER 20, 2015

Section 2.4 of the Amended and Restated Bylaws, as amended (the “Bylaws”) of Actinium Pharmaceuticals, Inc. (the “Corporation”) is hereby amended to replace Section 2.4 thereof, and the following Section 2.4 be, and hereby is, is authorized, approved and adopted in all respects and, as amended, said Section 2.4 shall be deemed to read as follows:

“Section 2.4  Quorum

Unless otherwise required by law at each meeting of the stockholders, thirty-four percent (34%) in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

If a quorum shall fail to attend any meeting, the presiding officer may adjourn the meeting to another place, date, or time.  When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith.  At any adjourned meeting, any business may be transacted that could have been transacted at the original meeting.”